[ADVANCE NANOTECH INC LETTERHEAD]


August 25, 2005

VIA MAIL & FACSIMILE:  (202) 772-9205

Al Rodriguez
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Office 3536 - Mail Stop 0407
Washington, DC 20549

Re: SEC Comment Letter Dated June 22, 2005.

Dear Mr. Rodriguez:

We have received the above referenced comment letter from you via Fax on June 22, 2005. In response to your queries, we provide the following responses:

Form 10-KSB for the year ended December 31, 2004
------------------------------------------------

Report of independent accountants, page F-2
-------------------------------------------

1. Ask your independent accountants to revise their report to disclose the city and state where they issued the report.

Our auditors, Hall & Company, Certified Public Accountants and Consultants, Inc., did disclose the city and state where they issued the report on their company letterhead. However, after the report was prepared for filing, the city and state was inadvertently omitted. They will amend their signature to include the city and state in future filings. We will file a Form 10KSB/A for December 31, 2004 to include this change.

Form 10-QSB for fiscal quarter ended March 31, 2005
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Note 4: Stock Transactions
--------------------------

2. We note your disclosure of warrants being issued to investors and placement agents to purchase shares of your common stock at $3.00 and $2.00 per share, respectively. It appears to us that no value has been attached to the warrants. Addressing relevant guidance tell us how you accounted for the issuance of these warrants.

As per FAS 123, we will use the Black-Scholes model to calculate the value of the referenced warrants going forward. We have calculated a valuation for these warrants on the basis of our external auditor's advice, especially with regard to the assumptions we used in the model. In reaching the conclusion regarding the Equity classification for the Warrants (i.e., written call options), we applied EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock".

Specifically, the Company issued the Warrants in connection with its equity offering and the warrant agreement requires physical settlement of the contract with common shares when exercised. In addition, the contracts/warrants appear to have met the additional conditions necessary as described in paragraphs 12 -32 of EITF 00-19.

Subject to your comment, we will add the following footnote to our Form 10QSB/A for March 31, 2005:

      "In March 2005, the Company completed its private placement of 11,778,650 shares of its common stock for aggregate gross proceeds of $23,557,300. Net proceeds from the transaction, after issuance costs and placement fees, were $20,805,610. In connection with this transaction, the Company also issued one warrant to purchase one share of common stock to each investor for every two shares of common stock purchased in the private placement resulting in an aggregate of 5,889,325 warrants ("Investor Warrants") being issued to investor at an exercise price of $3.00 per share. The Company also issued warrants to the placement agent ("Agent Warrants") to purchase 984,866 shares of its common stock at $2.00 per share. The shares and the warrants were sold by the Company to the investors on the terms and conditions set forth in the Securities Purchase Agreement filed as Exhibit 10.10 in a Current Report on Form 8-K filed on March 4, 2005, which is specifically incorporated herein by reference. The fair value of the Investor Warrants was estimated at $19,626,913 using the Black-Scholes option pricing model with the following assumptions: no dividend, risk-free interest rate of 3.5%, the contractual life of 3 years and volatility of 30%. The fair value of the Agent Warrants was estimated at $4,256,164 using the Black-Scholes option pricing model with the following assumptions: no dividend, risk-free interest rate of 3.5%, the contractual life of 5 years and volatility of 30%. The fair value of the Agent Warrants was considered to be additional placement fees and has been offset against additional paid in capital."

3. We note that you issued common stock in private placement transactions at prices significantly lower than your trading prices at the date of the issuances. Tell us about the reasons of the significant discrepancies.

We recognize that common stock was issued in private placement transactions at prices significantly lower than the trading prices of our common stock at the dates of issuance. This common stock was issued at the price we were able to obtain in negotiated transactions with unrelated third party investors in the placement. Investors with whom we negotiated did not feel that the market price of the common stock in a thinly traded market was indicative of the appropriate price for their investment. Investors also noted that the previous investment in the Company had been made at $1.00 per share, and appeared to believe that was a more relevant benchmark than the then-current trading price of our common stock.

Item 3. Controls and Procedures
-------------------------------

4. We note that you use a definition of disclosure controls and procedures that differs from the one provided in Rule 13a-15(e) of the Exchange Act. Please revise to disclose that your disclosure controls and procedures are effective in ensuring that (i) information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, if true, you may simply state that your disclosure controls and procedures are effective.

Our disclosure and controls are effective as stated in Form 10QSB for fiscal quarter ended March 31, 2005. However, in future filings, including our most recently filed 10-QSB for quarter ending June 30, 2005, we intend to use the following control language:

"As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that (i) information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission and (ii) information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

In addition to the above response, this is to certify that I acknowledge the following:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,



Linden J. Boyne
Chief Financial Officer